Exhibit 12

Radian Group Inc.
Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends

	2012	2011	2010	2009	2008
Net earnings (loss)	$(451,468)	$302,150	$(1,805,867)	$(147,879)	$(410,579)
Federal and state income tax provision (benefit)	7,271	66,362	226,189	(94,401)	(263,550)
Earnings (loss) before income taxes	(444,197)	368,512	(1,579,678)	(242,280)	(674,129)
Equity in net (income) loss of affiliates	13	(65)	(14,668)	(33,226)	(59,797)
Distributed income from equity investees	92	—	29,498	11,040	35,460
Net earnings (loss)	(444,092)	368,447	(1,564,848)	(264,466)	(698,466)
Fixed charges:
Interest	51,832	61,394	41,777	46,010	53,514
One-Third of all rentals	1,873	1,678	1,621	2,496	2,529
Fixed charges	53,705	63,072	43,398	48,506	56,043
Preferred dividends	—	—	—	—	—
Fixed charges and preferred dividends	53,705	63,072	43,398	48,506	56,043
Net earnings (loss) and fixed charges	$(390,387)	$431,519	$(1,521,450)	$(215,960)	$(642,423)
Net earnings (loss), fixed charges and preferred dividends	$(390,387)	$431,519	$(1,521,450)	$(215,960)	$(642,423)
Ratio of net earnings (loss) and fixed charges to fixed charges	(1)	6.8x	(1)	(1)	(1)
Ratio of net earnings (loss), fixed charges and preferred stock dividends to fixed charges and preferred stock dividends (2)	(1)	6.8x	(1)	(1)	(1)

(1) For the periods ended December 31, 2012, 2010, 2009 and 2008, earnings were not adequate to cover fixed charges in the amount of $(390,387), $(1,521,450), $(215,960), and $(642,423), respectively.

(2) Interest on tax accruals that are non-third party indebtedness are excluded from the calculation.